UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.     )*

Cityscape Financial Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)
178778106
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


May 11, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 6 Pages)
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          East Barclay Capital Associates, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER
          5,208,907

6    SHARED VOTING POWER
          0

7    SOLE DISPOSITIVE POWER
          5,208,907

8    SHARED DISPOSITIVE POWER
          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          5,208,907

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.86%

12   TYPE OF REPORTING PERSON*
           CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a).Name of Issuer:


          Cityscape Financial Corp. (the "Issuer")

Item 1(b).Address of Issuer's Principal Executive Offices:


          565 Taxter Road
          Elmsford, New York  10523

Item 2(a).Name of Person Filing:


          The name of the person filing this statement on
          Schedule 13G is:  East Barclay Capital Associates,
          Inc., a New York corporation ("East Barclay").

Item 2(b).Address of Principal Business Office or, if None,
          Residence:

          68 Frame Road, Briarcliff Manor, New York  10510

Item 2(c).Citizenship:


          East Barclay is a corporation formed under the laws of New York.

Item 2(d).Title of Class of Securities


          Common Stock, $0.01 par value (the "Securities")

Item 2(e).CUSIP Number:  178778106


Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.


     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: East Barclay has beneficial ownership of 5,208,907 shares of the Securities.

     (b) Percent of class: East Barclay has beneficial ownership of 5,208,907 shares of the Securities constituting 9.86% of all outstanding Securities.

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:
          5,208,907

     (ii) Shared power to vote or to direct the vote:
          0

     (iii)Sole power to dispose or to direct the disposition
          of
          5,208,907

     (iv) Shared power to dispose or to direct the
          disposition of
          0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of
         Anther Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:              EAST BARCLAY CAPITAL ASSOCIATES, INC.
May 15, 1998

                    By:/s/ Fredric A. Kleinberg
                         Name: Fredric A. Kleinberg
                         Title: Authorized Officer